Canagold Resources Ltd. Announces Closing of $9.2M Financing

Vancouver, B.C. - February 13, 2026 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the "Company" or "Canagold"), is pleased to announce it has arranged and closed an offering consisting of: (i) 9,396,570 common shares in the capital of the Company ("Common Shares") at a price of $0.45 per Common Share, and (ii) 10,000,000 Common Shares that qualify as flow-through shares for the purposes of the Income Tax Act (Canada) (the "FT Shares") at a price of $0.50 per FT Share, for total gross proceeds of $9,228,456.50 (the "Offering").

The net proceeds from the issuance of Common Shares will be used for working capital, administrative expenses and project development expenses. The net proceeds from the issuance of FT Shares will be used to incur "Canadian exploration expenses" as such term is defined under subsection 66.1(6) of the Income Tax Act (Canada) and will qualify as "flow-through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia) at the Company's New Polaris project.

The Company received conditional approval from the Toronto Stock Exchange (the "TSX") for the Offering on January 22, 2026 and is currently seeking final approval.

No finder's fees were paid in connection with the Offering. The Common Shares and FT Shares were issued on a private placement basis and are subject to a hold period of four months and one day following the closing date of the Offering, expiring on June 14, 2026.

Under the Offering, Sun Valley Investments AG ("Sun Valley"), purchased 5,000,000 FT Shares and 4,698,285 Common Shares. Prior to the closing of the Offering, Sun Valley beneficially owned 93,527,817 Common Shares, which in the aggregate represents 48.07% of the Company's total issued and outstanding common shares. Following the closing of the Offering, Sun Valley beneficially owns 103,226,102 Common Shares, representing in the aggregate 48.25% of the Company's total issued and outstanding common shares.

As Sun Valley is an insider of the Company, the Offering is a "related party transaction" as this term is defined in Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101"). The Company is relying on the exemption from valuation requirement and minority approval pursuant to subsection 5.5(a) and 5.7(a) of MI 61-101, respectively, for the insider participation in the Offering, as the FT Shares and Common Shares purchased by Sun Valley in the aggregate do not represent more than 25% of the Company's market capitalization, as determined in accordance with MI 61-101.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts to help unlock significant value for all Canagold shareholders.

"Catalin Kilofliski"

Catalin Kilofliski

Chief Executive Officer

For further information, please contact:

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

Catalin@canagoldresources.com

Tel: (604)-685-9700

Website: www.canagoldresources.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the use of proceeds of the Offering, future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.